UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: October 30, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: October 30, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: October 30, 2008

08-36-TC

Teck Announces Closing of Fording Transaction

Vancouver, October 30, 2008 – Teck Cominco Limited (TSX: TCK.A and TCK.B, NYSE: TCK) today announced the closing of the previously announced arrangement under which Teck has acquired all of the assets of Fording Canadian Coal Trust. Teck now owns 100% of Elk Valley Coal. Elk Valley Coal Corporation will be renamed Teck Coal Limited.

Under the terms of the arrangement, unitholders of Fording will receive 0.245 of a Teck Class B subordinate voting share and cash in the amount of US$82.00 (less any amounts withheld on account of taxes) for each unit. With the arrangement completed, Fording units have ceased trading on the Toronto Stock Exchange and the New York Stock Exchange.

Unitholders who hold their units through a broker or other financial intermediary will receive the amounts payable to them under the arrangement through the broker or other financial intermediary. Unitholders should contact their broker or other financial intermediary if they have any questions regarding this process.

Unitholders who hold their units in registered form will receive the amounts payable to them under the arrangement following the deposit of their unit certificates with Computershare Investor Services Inc., the depositary for the arrangement in accordance with the instructions contained in the Letter of Transmittal previously sent to them. Any questions regarding payment of the purchase price, including any request for an additional copy of the Letter of Transmittal, should be directed to the depositary via telephone at 1-866-523-3444 (toll free in North America) or via email at corporateactions@computershare.com. Teck expects that the arrangement consideration payable to registered unitholders who have deposited their Letters of Transmittal and unit certificates with the depositary prior to today’s date will be available from the depositary on October 31, 2008.

The volume weighted average price of the Teck Class B subordinate voting shares on the NYSE for the ten trading days ended October 28, 2008 is US$11.71. Teck and Fording are using this price for purposes of valuing the arrangement consideration. Fording unitholders may find this information useful for tax purposes.

About Teck

Teck is a diversified mining company, headquartered in Vancouver, Canada. Teck’s shares are listed on the TSX under the symbols TCK.A and TCK.B and on the NYSE under the symbol TCK. Teck is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teck.com.

Forward-Looking Information Advisory

This press release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Act,and comparable legislation in other jurisdictions, relating, but not limited to Teck’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

Readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

The forward-looking statements are based, in part, on certain assumptions, including, but not limited to payment of the proceeds of the arrangement to unitholders proceeding in accordance with Teck’s understandings and agreements with third parties including the depositary for the arrangement, CDS Clearing and Depository Services Inc. and the Depositary Trust Corporation.

The forward-looking statements are subject to certain risks, which include, but are not limited to, any event, change or other circumstances that could give rise to the delay of the payment of the proceeds of the arrangement to unitholders.

Teck cautions that the list of risks and assumptions set forth above or referred to herein is not exhaustive. Some of the risks, uncertainties and other factors which may negatively affect the reliability of forward-looking information are discussed in Fording’s management information circular dated September 6, 2008, as well as in Teck’s and Fording’s respective public filings with the Canadian and United States securities regulatory authorities, including their most recent annual information forms, annual reports, management’s discussion and analysis, quarterly reports, material change reports and new releases.

2

Teck’s public filings are available through Teck’s website at www.teck.com. Copies of Teck’s Canadian public filings are available on SEDAR at www.sedar.com. Teck’s public filings in the United States are available at www.sec.gov. Copies of Fording’s Canadian public filings are available on SEDAR at www.sedar.com. Fording’s public filings in the United States, including Fording’s most recent annual report on Form 40-F and its filings on Form 6-K, are available at www.sec.gov.

Teck further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events, public statements or filings. Teck does not undertake any obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other factors that affect this information, except as required by law.

For further information, please contact:

Investor Relations Contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 699-4014

email: greg.waller@teck.com

Media Contact:

Sarah Goodman

Director, Corporate Affairs

Teck Cominco Limited

(604) 699 4407

email: sarah.goodman@teck.com

3